27 August 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group and Nedbank Limited – resignation of independent non-executive director.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc *Jonathan K Bender, Esq*

NEDBANK
GROUP

Dlw 9/17

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

NEDBANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1951/000009/06
JSE share code: NBKP
ISIN: ZAE000043667

NEDBANK GROUP LIMITED AND NEDBANK LIMITED - RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Nedbank Group and Nedbank Limited advise that Nick Dennis has resigned as an independent non-executive director with effect from 31 December 2007.

Nedbank Group chairman Reuel Khoza extended his gratitude to Mr Dennis for the active role he has played in the group over the past five years. "As an independent director Nick made a valuable contribution to the debate at the board and also served on several board committees. His business acumen and insight will be missed."

Sandton
27 August 2007

For further information contact
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102

Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

28 August 2007

RECEIVED

2007 SEP 17 P 1:03

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Nedbank Tier II bond issue.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited Reg No 1966/010630/06

Nedbank Group - Nedbank Tier II Bond Issue

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUE

Nedbank Limited, a wholly-owned subsidiary of Nedbank Group, has mandated Nedbank Capital to undertake, together with Citigroup as manager and dealer, a Tier II capital bond issue (NED11) with a target issue size of up to R1,5 billion. A roadshow to present the fundamentals and key features of the proposed bond issue commences today.

The bond, which will qualify as regulatory Tier II capital, will be issued as part of Nedbank's long-term capital management programme, which aims to balance the levels of debt and equity in regulatory capital, ensure an appropriate maturity profile for debt capital and support organic balance sheet growth.

Application will be made to list the bonds on the Bond Exchange of South Africa (BESA).

For further information please contact:
Mike Brown (Chief Financial Officer),
tel: +27 (0)11 294 9999, email: mikeb@nedbank.co.za
Markus Borner (Nedbank Group Capital Management),
tel: +27 (0)11 295 8616, email: markusb@nedbank.co.za

Sandton
27 August 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	12:29 30-Aug-07
Number	0126D

The Morgan Crucible Company plc

The Company was informed on 30th August 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had purchased 43,914 Ordinary Shares to be held in the Trust for the satisfaction of the exercise of share options previously granted by the Company under its employee share schemes.

Following this purchase of shares by the Trust, the Trust holds a total of 5,260,806 Ordinary Shares representing 1.89% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Total Voting Rights
Released	10:07 31-Aug-07
Number	0722D

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc
Total Voting Rights – Month-End Notification

In conformity with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1, we would like to notify the market of the following:

As at 31st August 2007 the issued share capital of The Morgan Crucible Company plc consisted of 277,314,680 25p Ordinary Shares with voting rights, and 437,281 Cumulative Preference Shares (125,327 5.5% Cumulative First Preference Shares of £1.00 each and 311,954 5% Cumulative Second Preference Shares of £1.00 each), with no voting rights, save in specified limited circumstances. No shares were held in Treasury.

Each Ordinary Share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of The Morgan Crucible Company plc.

Therefore, as at the above date, the total number of shares with voting rights in The Morgan Crucible Company plc was 277,314,680.

The above figure 277,314,680 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

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